SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX

November 8, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Kindelan; Christine Dietz

Matthew Crispino; Jan Woo

Re:	Flowco Holdings Inc.

Draft Registration Statement on Form S-1

Submitted August 30, 2024

CIK No. 0002035149

Ladies and Gentlemen:

On behalf of Flowco Holdings Inc. (the “Company”), set forth below are the responses of the Company to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated October 25, 2024 (the “Comment Letter”) with respect to the draft registration statement on Form S-1 submitted by the Company on August 30, 2024 and the amendment to the registration statement on Form S-1 submitted by the Company on October 11, 2024 (the “Draft Registration Statement”).

For the convenience of the Staff’s review, we have set forth below the comments contained in the Comment Letter, followed by the Company’s responses thereto. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes revisions to the Draft Registration Statement in response to the Staff’s comments thereto. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022,

1.	We note your revised disclosure in response to prior comment 11. Please further revise to discuss the results of each segment’s income from operations.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

November 8, 2024

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 87—88.

2.

We note your revised disclosure in response to prior comment 12. Please further revise to disclose what portion of the 40% increase in rental revenue is attributable to the increase in the number of average active systems sold, general price increases of your active systems, and your active system mix evolving toward higher priced HPGL systems. Refer to Item 303(b) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has further revised the disclosure on page 87 to disclose what portion of the 40% increase in rental revenue is attributable to the increase in the number of average active systems sold and general price increases.

Liquidity and Capital Resources

3.

We note your revised disclosure in response to prior comment 7. Please further revise to include a quantified discussion of the potential payments due under the TRA assuming exchange of all LLC interests and the factors that may impact such amounts, such as the market price of your stock at the time of exchange and the prevailing federal tax rate, similar to the disclosures you added to page 77.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 93—94.

Flowco MergeCo LLC

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

4.

We note revised disclosure in response to prior comment 20. Please further explain to us how you determined that control transfers to the customer when they are notified the equipment is complete and ready for pick up. In this regard, tell us whether after such notification has been made if the equipment is separately identified and if you have the ability to use the equipment or direct the equipment to another customer. Also tell us the average length of time between when notification is given and the equipment is picked up. Refer to ASC 606-10-55-82 and 55-83.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-15 and F-16 to provide more detail on the determination of how and when control transfers. Each unit is made to order for the customer, including a unique customer ID welded onto the skid. Upon completion, the unit is segregated in a designated location and, on the same day, the Company notifies the customer that the unit is available for pickup at shipping point. The customer notification of completion is provided via

November 8, 2024

email along with a copy of the invoice detailing the price. The completion of the unit, notification and invoice provided to the customer represents a right to receive payment and transfers the risks and rewards of ownership to the customer per the terms of the contract. The Company does not have the contractual right to redirect the unit to another customer once it is completed. The customer is required to arrange for transportation at their expense. The Company will generally hold customer units 2 to 14 days while transportation is arranged.

Note 10. Share-based Compensation

5.

We note responses to prior comments 9 and 21. Please revise your disclosure here to indicate that upon completion of the organizational transactions the respective plans governing these profit units will end with all profits units vesting. In this regard, we refer you to adjustment (5) on page 80

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-25 to indicate that upon completion of the organizational transactions the respective plans governing these profit units will end with all profits units vesting.

Flogistix

Note 2. – Summary of Significant Accounting Policies

Revenue Recognition

6.

We note your response to prior comment 25 and revised disclosures. Please tell us and revise to describe what the arrangements to lease compressor packages entail, the nature of the non-lease service component, and how you determined it is the predominant component in the rental agreement. Also, tell us how these arrangements differ from the Flowco MergeCo LLC arrangements that include the lease of compressors and non-lease components, but the lease of the equipment is considered the predominate component.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-111 and F-112. The Company advises the Staff that lease compressor packages consist of the lease of a vapor recovery unit along with ongoing monitoring and maintenance services by a qualified service technician to ensure operational performance. With the monitoring and maintenance, the customer receives access to the telemetry system to get performance reports, real time alerts, and a company technician to install consumable replacement parts, perform maintenance and repairs and remote access to operate the unit, maximizing run time and performance.

November 8, 2024

Upon the adoption of ASC 842, Flogistix, LP determined the non-lease services were the predominant component within the rental agreement based on the volume and cost of required upkeep on a standalone basis for the services listed above as well as applying judgement in what they believed the lessee would ascribe more value to. Flogistix, LP concluded that the value of the expertise required for ongoing monitoring and maintenance services that allow for the optimal performance of the units are valued slightly higher than the rental of the unit itself. In making that determination as of the adoption date of ASC 842, Flogistix, LP concluded that, while the determination of predominance of lease and non-lease components was subjective, the non-lease components were the predominant components. The Company notes that these arrangements do not materially differ from those of Flowco MergeCo LLC, however, Flowco MergeCo LLC determined that a lessee would likely view the lease as the predominant component and therefore, should be accounted for under ASC 842.

Upon completion of the 2024 Business Combination, Flowco MergeCo LLC has evaluated the Flogistix, LP rental contracts and concluded they were materially similar to those of Flowco MergeCo LLC. As such, Flowco MergeCo LLC will recognize rental revenue from these contracts under ASC 842 within its consolidated financial statements. In assessing the nature of the contracts and evaluating the change in revenue recognition from the legacy Flogistix, LP accounting under ASC 606 to the recognition policy of Flowco MergeCo LLC under ASC 842, the Company noted no material difference in the amount or pattern of recognition.

* * *

November 8, 2024

Please do not hesitate to contact the undersigned at (713) 495-4521 or John Stribling at (713) 495-4673 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David Buck
David C. Buck

cc:	Joseph R. Edwards, Chief Executive Officer, Flowco Holdings Inc.

Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP